

John R. Oliver · 3rd

Wealth Partner / Founder at Agile Wealth Partners

Detroit Metropolitan Area · 500+ connections · **Contact info**

 **Agile Wealth Partner**

 **Detroit College of Bu**

Providing services

Financial Advisory, Business Consulting, Wealth Management, Retirement Planning, Financial Planning, an Insurance

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AGILE WEALTH PARTNERS
AGILE WEALTH PARTNERS

Agile Wealth Partners- Comprehensive Financial Planner:

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1,007 followers

 **I'll take 100!**

 **So true love it, and don't be fo**

 John R. commented

John R. commented

 **Be intentional! Great post Derek.**

John R. shared this

 **Amen brother!**

John R. commented

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Experience



Wealth Partner / Founder
Agile Wealth Partners
Apr 2019 – Present · 1 yr 11 mos
Greater Detroit Area

Registered Investment Adviser



Private Wealth Advisor
Executive Wealth Management
Nov 2016 – Feb 2019 · 2 yrs 4 mos
Greater Detroit Area



Financial Advisor
Community Financial CU
Oct 2007 – 2016 · 9 yrs
Northville, MI

Specialized in helping members manage their wealth and create pre-retirement and retirement Income planning strategies so that they could focus on family and long term goals.

Education



Detroit College of Business
Bachelor's degree, Entrepreneurial and Small Business Operations
2000 – 2004



Walsh College
Finance, Accounting and Finance
2011 – 2013

Licenses & certifications



Life Health Insurance License
State of Michigan



Series 63
Financial Industry Regulatory Authority (FINRA)



Series 65
Financial Industry Regulatory Authority (FINRA)



